

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 22, 2010

Via U.S. Mail and Facsimile

Douglas R. Lebda
Chairman of the Board
and Chief Executive Officer
Tree.com, Inc.
11115 Rushmore Drive
Charlotte, NC 28277

> **Re: Tree.com, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 2, 2010**
> **File No. 001-34063**

Dear Mr. Lebda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 94

Roles and Responsibilities, page 14 of Definitive Proxy Statement on Schedule 14A

1. We note your response to comment 1 in our letter dated August 4, 2010. Based on your response, it appears that the compensation committee engaged

in benchmarking, as that term is defined in Regulation S-K Compliance & Disclosure Interpretation 118.05. Please tell us what companies comprised the peer group and confirm that future filings will be revised accordingly.

2009 Bonus Plan, page 16 of Definitive Proxy Statement on Schedule 14A

2. We note your response to comment 2 in our letter dated August 4, 2010. In particular, we note that you will revise future filings to disclose performance targets "unless disclosure of the historical performance targets would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K." To the extent you rely on Instruction 4 to Item 402(b) in the future, please confirm that you will discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors. Refer to Instruction 4 to Item 402(b) of Regulation S-K.

2009 Summary Compensation Table, page 21 of Definitive Proxy Statement on Schedule 14A

3. We note your response to comment 3 in our letter dated August 4, 2010. Specifically, we note that certain discretionary bonuses were included in the Non-Equity Incentive Plan Compensation column. However, discretionary bonuses should be reported in the Bonus column. For example, where, in the exercise of discretion, an amount is paid over and above the amounts earned by meeting the performance measure in the non-equity incentive plan, that amount should be reported in the Bonus column. Please provide us with proposed revised disclosure and confirm that future filings will be revised accordingly. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Debra Ashley
        Tree.com, Inc.